

FAIRVEST RECOMMENDS GOLDCORP-WHEATON
Fairvest, Canada's Leading Independent Proxy Firm And An Affiliate of Institutional Shareholder Services (ISS), Recommends Voting For The Goldcorp-Wheaton Transaction

Toronto, January 26, 2005 - GOLDCORP INC. (GG: NYSE; G: TSX) today announced that Fairvest, Canada's leading independent proxy firm and an affiliate of Institutional Shareholder Services (ISS), recommended that its clients, including institutional investment firms, mutual funds and other fiduciaries throughout Canada, the US and the world, **VOTE FOR GOLDCORP'S PROPOSED TAKE-OVER OF WHEATON.**

In making its recommendation, Fairvest said, "owing to lower downside risk in the long run and greater certainty with respect to the realisation of projected long term performance, we opt to back the Wheaton-Goldcorp transaction." The Fairvest analysis continued to add that on the basis of financial ratios, Goldcorp-Wheaton would present an "attractive pick" for investors. Fairvest also said "Clearly on an EPS level Wheaton-Goldcorp trumps Glamis-Goldcorp comfortably."*

"We are very pleased that, after an independent and comprehensive review, Fairvest **recognizes the advantages of the Goldcorp/Wheaton transaction for Goldcorp shareholders**," said Rob McEwen, Goldcorp Chairman and CEO. "The Fairvest recommendation to vote for the Wheaton transaction, is the same as the recommendation issued by the independent Special Committee of our Board of Directors after consultation with their financial advisor, Morgan Stanley Canada Limited. It is good to see Fairvest confirming what management and the Board have recommended in a unanimous vote for the Wheaton transaction. **Wheaton is the right deal for all Goldcorp shareholders**," added McEwen.

Fairvest Corporation is a leading authority on proxy voting and corporate governance issues in Canada. Fairvest now serves 75 institutional investors on all proxy proposals with financial implications for approximately 2,200 Canadian Companies. Institutional Shareholder Services, Inc., serves more than 1,000 institutional and corporate clients worldwide with a core business of analyzing proxies and issuing informed research and objective vote recommendations for more than 28,000 companies across 102 markets worldwide.

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Goldcorp-Wheaton Benefits

The Goldcorp-Wheaton transaction offers shareholders:

- **Stronger Earnings Per Share**
- **Lower Development Risk**
- **Proven Management**

Both Goldcorp and Wheaton's management teams performed extensive due diligence during a two-week period that focused on the financial, legal and technical aspects of each company, including detailed site visits. Goldcorp was very pleased with the results of the due diligence, in particular, as it pertained to Wheaton's underground operating experience and Wheaton's track record of increasing production and lowering costs quarter after quarter.

The combination of Goldcorp and Wheaton brings together two of the most successful and entrepreneurial CEOs in the world of mining: "We have been fortunate to enjoy tremendous success growing Goldcorp organically through Red Lake, while Ian Telfer has made several highly accretive acquisitions resulting in returns to Wheaton's shareholders of more than 200% in just two years. Both Ian and I share the same vision for the future of the 'New Goldcorp', we are focused on continuing to build per share value**,"** McEwen said.

THE CHOICE IS CLEAR: THE WHEATON TRANSACTION IS CLEARLY BETTER FOR GOLDCORP!

- the Wheaton transaction is financially better for Goldcorp shareholders;
- Wheaton is far more profitable than Glamis;
- Wheaton produces significantly more gold than Glamis;
- Wheaton has consistently met its production and cost projections - Glamis has not;
- Wheaton has significantly more cash resources than Glamis; and
- Wheaton's underground mining experience is complementary to Goldcorp's underground mining experience – Glamis does not operate an underground mine.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Note: *Permission to use references to Fairvest analysis was neither sought nor obtained

Please visit www.goldcorp.com for further information and regular updates.

GOLDCORP SHAREHOLDER VOTING INSTRUCTIONS

Goldcorp URGES shareholders to REJECT THE GLAMIS unsolicited HOSTILE TAKE-OVER OFFER and to VOTE FOR THE PROPOSED TAKE-OVER OF WHEATON RIVER MINERALS LTD. TODAY by signing, dating and returning the GREEN proxy.

Please note: The special meeting of shareholders scheduled for January 31, 2005 has been rescheduled for February 10, 2005 at 9:00 a.m. (Toronto Time) at the Windsor Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada. The deadline for receiving proxies is February 8, 2005 at 9:00 a.m. (Toronto Time).

Shareholders with questions about how to vote their shares may call our proxy solicitors as follows:

In Canada:
KINGSDALE SHAREHOLDER SERVICES INC.

Call Toll-Free: 1-866-749-5464
Banks and Brokers Call Collect: 416-867-2335

In the United States and Other Locations:

INNISFREE M&A INCORPORATED

Call Toll-Free from the U.S.: 1-877-750-9501
Call Collect from Other Locations: 646-822-7412
Banks and Brokers Call Collect: 212-750-5833

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp's offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis' offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp's tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain free copies of the documents described above at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors' circular, (7) the Wheaton River directors' circular and (8) certain other documents.

For further information, please contact:

Ian J. Ball
Investor Relations
Telephone: (416) 865-0326
Toll Free: (800) 813-1412
Fax: (416) 361-5741
e-mail: info@goldcorp.com

Corporate Office:

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
website: www.goldcorp.com